FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 19, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No    ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has reached a settlement with U.S. governmental authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris reaches settlement with U.S. governmental authorities

Luxembourg, May 17, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) today announced that it reached a settlement with the U.S. Department of Justice and the U.S. Securities and Exchange Commission.

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA).  The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the SEC and the DOJ, shared the results of the audit committee’s review with the SEC and the DOJ, and cooperated in the investigations conducted by the SEC and the DOJ.

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct.  The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program.  In the settlement with the SEC, Tenaris agreed to pay approximately U.S.$5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a U.S.$3.5 million penalty.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications